EXHIBIT 99.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use of our reports dated February 24, 2017 relating to the consolidated financial statements of Vermilion Energy Inc. and subsidiaries (the “Company”) and the effectiveness of the Company’s internal control over financial reporting appearing in this Annual Report on Form 40-F of Vermilion Energy Inc. and subsidiaries for the year ended December 31, 2016.

/s/ Deloitte LLP

Chartered Professional Accountants

Calgary, Canada

February 27, 2017